[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

June 19, 2008

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity High Income Fund, a Series of the Integrity Funds
Proxy Statement

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on June 16, 2008 regarding the Preliminary Proxy Statement filed by the Integrity High Income Fund, a series of The Integrity Funds (the "Fund") on June 5, 2008 (the "Proxy Statement"). Undefined terms have the meanings ascribed to such terms in the Proxy Statement. This letter is intended to respond to your comments, and a revised draft of the Proxy Statement is included.

COMMENT 1

In the Question and Answer section that follows the letter to shareholders (the "Q&A"), in the answer to the second question, please add an explanation as to why the sub-advisory agreement with SMH Capital Advisers, Inc. was terminated (unless included elsewhere). This same comment applies to the first paragraph under "Proposal 1" in the Proxy Statement.

RESPONSE TO COMMENT 1

In response to your comment, consistent with the discussion that appears under "Board Considerations," we have added language in the two places identified to indicate that the sub-advisory agreement with SMH Capital Advisers, Inc. was terminated in light of concerns that had been expressed by the Board and the Adviser about the performance of the Fund.

COMMENT 2

In the Q&A, in the answer to the fourth question, please describe the risk of the manager-of-managers structure (i.e., that the shareholders would no longer have control over changes in Fund sub-advisers and material amendments to the terms of sub-advisory agreements).

RESPONSE TO COMMENT 2

In response to your comment, the following statement has been added to the answer to the fourth question: "shareholders should be aware that they would not have the ability to exert any control over whether such changes or amendments were effected because their approval would no longer be required, and, accordingly, they would not be entitled to vote "for" or "against" such changes or amendments before they were implemented."

COMMENT 3

In the discussion that appears under "Comparison of the New Sub-Advisory Agreement and Prior Sub-Advisory Agreement—Fees," it is apparent that the basis upon which sub-advisory fees are calculated differs between the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement (i.e., under the Prior Sub-Advisory Agreement, the calculation was a percentage of the "net advisory fee" paid to the Adviser, whereas under the New Sub-Advisory Agreement, it is a percentage of average daily net assets). However, the tone throughout the Proxy Statement is that sub-advisory fees under the New Sub-Advisory Agreement will be lower than they were under the Prior Sub-Advisory Agreement. Please add a chart that includes examples and stated assumptions to illustrate the different calculations.

RESPONSE TO COMMENT 3

In response to your comment, we have added a chart under the heading referred to above to illustrate the computation of sub-advisory fees under the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement, subject to stated assumptions at various levels of average daily net assets. As the chart indicates, it is intended that the sub-advisory fees under the New Sub-Advisory Agreement will be lower than they would have been under the Prior Sub-Advisory Agreement. In this regard, as indicated in the Q&A (third answer) and in the Board Considerations under Proposal 1, in light of the anticipated cost savings in the sub-advisory fees, the Adviser reduced its advisory fee (which is the fee borne by the Fund; the sub-advisory fee is paid by the Adviser rather than the Fund) and agreed to waive fees and reimburse expenses to maintain the expense level of the Fund at a lower annual rate (as a percentage of average daily net assets).

TANDY ACKNOWLEDGEMENT

In connection with the Fund's proxy statement, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/Suzanne M. Russell
Suzanne M. Russell

DRAFT DATED JUNE 19, 2008

INTEGRITY HIGH INCOME FUND
a Series of
THE INTEGRITY FUNDS
1 Main Street North
Minot, North Dakota 58703

June 20, 2008

Dear Shareholder:

You are cordially invited to attend a special meeting (the "Special Meeting") of the shareholders of Integrity High Income Fund (the "Fund"), a series of The Integrity Funds, a Delaware statutory trust (the "Trust"), which will be held on August 18, 2008 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701.

The purpose of the Special Meeting is to ask you to approve (1) a new investment sub-advisory agreement between Integrity Money Management, Inc. (the "Adviser") and J.P. Morgan Investment Management Inc. ("JPMIM") for the Fund and (2) a "manager-of-managers" structure for the Fund whereby the Adviser, subject to certain conditions, will be able to hire and replace sub-advisers and modify investment sub-advisory agreements for the Fund in the future without obtaining shareholder approval. The Board of Trustees of the Trust (the "Board") has approved, and recommends that you vote "FOR," each proposal.

The Proxy Statement that accompanies this letter contains detailed information on the proposals. I encourage you to read it carefully. After you have read the accompanying materials, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid return envelope. This will ensure that your vote is counted, even if you cannot attend the Special Meeting in person. You may also vote in person at the Special Meeting. If you have any questions or need assistance in completing your proxy card, please contact Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593.

Your Vote is Important. If we do not hear from you after a reasonable amount of time, you may receive a telephone call reminding you to vote your shares.

We thank you for your continued support of the Fund and urge you to cast your vote as soon as possible.

Sincerely,

Robert E. Walstad
Interim President and Chairman of the Board

INTEGRITY HIGH INCOME FUND

IMPORTANT INFORMATION

While we encourage you to read the full text of the enclosed Proxy Statement, we are also providing you with a brief overview of the proposals in the Questions & Answers ("Q&A") below. The Q&A contains limited information. It should be read in conjunction with, and is qualified by reference to, the more detailed information contained elsewhere in the Proxy Statement.

QUESTIONS & ANSWERS

Q.	What am I being asked to vote "FOR" on this proxy?
A.	You are being asked to vote on (1) a proposal to approve a new investment sub-advisory agreement for the Fund and (2) a proposal to approve a "manager-of-managers" structure for the Fund.

Q.	Why is the Board proposing a new sub-advisory agreement between JPMIM and the Adviser for the Fund?
A.

On March 4, 2008, in light of concerns that had been expressed by the Board and the Adviser about the performance of the Fund, the Board approved the termination of SMH Capital Advisors, Inc. ("SMH") as sub-adviser for the Fund, effective as of May 4, 2008. The Board also approved JPMIM to serve as sub-adviser to the Fund following the termination of the SMH sub-advisory agreement. Currently, JPMIM is providing sub-advisory services to the Fund under an interim sub-advisory agreement which became effective on May 5, 2008, but has a maximum duration of 150 days after the termination of the SMH sub-advisory agreement and, therefore, will be in effect until no later than October 1, 2008.

Q.	Will the advisory fees of the Fund increase after the approval of JPMIM as sub-adviser?
A.

No. Fees paid to sub-advisers are directly paid by the Adviser out of its advisory fee. In addition, the sub-advisory fee paid to JPMIM is expected to be less than that which would have been paid to SMH under its sub-advisory agreement (although as described in the Proxy Statement, the fee payable to JPMIM is calculated on a different basis than the fee that had been payable to SMH). In connection with this expected reduction in sub-advisory fee, the Adviser has also agreed to reduce its advisory fee from 1.00% of average daily net assets to 0.85% of average daily net assets, effective May 5, 2008.

Q.	What is a manager-of-managers structure?
A.

Under the Fund's current structure, if the Adviser or Board believed that the sub-adviser should be replaced, or that an additional sub-adviser should be hired, the new sub-adviser would require the approval of the Board as well as shareholders. The Board would be required to convene a shareholder meeting seeking approval of the new sub-adviser. Accordingly, the Board has convened a shareholder meeting to seek approval of JPMIM as sub-adviser to the Fund under Proposal 1 as set forth in the Proxy Statement. In contrast, manager-of-managers authority would allow the Adviser, with the Board's approval, to make changes to Fund sub-advisers and materially amend the terms of sub-advisory agreements without holding a shareholder meeting; shareholders should be aware that they would not have the ability to exert any control over whether such changes or amendments were effected because their approval would no longer be required, and, accordingly, they would not be entitled to vote "for" or "against" such changes or amendments before they were implemented. The Fund would still be required to obtain shareholder approval of a sub-advisory agreement with any sub-adviser that is considered an affiliated person (as defined in the Investment Company Act of 1940, as amended) of the Fund or the Adviser (other than a sub-adviser that is considered an affiliated person solely by reason of serving as a sub-adviser to the Fund or another series of the Trust). The Fund has received an order from the Securities and Exchange Commission permitting it, as well as the other funds that are series of the Trust, to operate using a manager-of-managers structure, subject to the prior approval of the respective fund’s shareholders.

Q.	Could investment advisory fees be increased without a shareholder vote if the manager-of-managers structure is approved?
A.

No. As noted above, fees paid to sub-advisers are paid directly by the Adviser out of its investment advisory fee; they are not paid directly by the Fund. Therefore, any change in sub-advisory fees will have no impact on the Fund's expenses. Any increase in the investment advisory fee paid to the Adviser by the Fund will continue to require shareholder approval.

Q.	What are the benefits of a manager-of-managers structure?
A.

A manager-of-managers structure will provide the Adviser and the Board with the flexibility to implement sub-adviser changes or materially amend sub-advisory agreements without incurring the significant delay and potential expense associated with obtaining shareholder approval.

Q.	How does the Board recommend that I vote on the proposals?
A.	The Board believes that each proposal is in the best interests of the Fund and its shareholders. After careful consideration, the Board recommends that you vote "FOR" the proposals.

Q.	When is my proxy due?
A.	We would like to receive your vote as soon as possible, preferably before the date of the Special Meeting on August 18, 2008.

Q.	How can I vote my proxy?
A.

By mail—proxy cards must be marked with your vote and returned in the postage-paid business reply envelope included in this package. If you have misplaced your envelope, please mail your proxy to: The Integrity Funds, 1 Main Street North, Minot, North Dakota 58703.

In person—you may submit your proxy in person at the Special Meeting to be held on August 18, 2008 at 10:00 a.m., Central time, at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701.

If you need more information or have any questions on how to cast your vote, call Integrity Fund Services, Inc. (shareholder services) at (800) 601-5593.

Q.	Will the Fund pay for this proxy solicitation?
A.	No. The Adviser has agreed to pay the costs of this proxy solicitation, as well as the other costs of the Special Meeting.

YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU HOLD. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH NEEDS NO POSTAGE MAILED IN THE UNITED STATES. IT IS IMPORTANT THAT YOUR PROXY CARD BE RETURNED PROMPTLY.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF
INTEGRITY HIGH INCOME FUND
A Series Of
THE INTEGRITY FUNDS
To Be Held On
AUGUST 18, 2008

Notice is hereby given that a Special Meeting of Shareholders of Integrity High Income Fund (the "Fund"), a series of The Integrity Funds, a Delaware statutory trust (the "Trust"), will be held at the offices of Brady, Martz & Associates, P.C., located at 24 Central Avenue West, Minot, North Dakota 58701, at 10:00 a.m., Central time, on August 18, 2008 for the following purposes:

•	Proposal 1: To approve a new investment sub-advisory agreement between Integrity Money Management, Inc. (the "Adviser") and J.P. Morgan Investment Management Inc. ("JPMIM").

•

Proposal 2: To authorize a "manager-of-managers" structure for the Fund whereby the Adviser, subject to certain conditions, will be able to add or replace sub-advisers for the Fund, or materially amend existing investment sub-advisory agreements, without obtaining shareholder approval.

•	To transact any other business that properly comes before the Special Meeting.

Please read the enclosed Proxy Statement carefully for information concerning the proposals to be placed before the Special Meeting or any adjournments or postponements thereof. Only shareholders of record as of the close of business on June 19, 2008 may vote at the meeting or any adjournment(s) of the meeting.

The Board of Trustees recommends that shareholders vote "FOR" Proposal 1 and Proposal 2 above.

You can vote easily and quickly by mail. Just follow the instructions that appear on your enclosed proxy card. Whether or not you expect to be present at the meeting, please help avoid the cost of a follow-up mailing by voting as soon as possible. If you sign, date and return the proxy card but give no voting instructions, your shares will be voted "FOR" Proposal 1 and Proposal 2.

By order of the Board of Trustees of The Integrity Funds,

Peter A. Quist
Secretary

June __, 2008

INTEGRITY HIGH INCOME FUND

A Series of
THE INTEGRITY FUNDS

1 Main Street North
Minot, North Dakota 58703
(800) 276-1262

PROXY STATEMENT
June __, 2008

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

AUGUST 18, 2008

The Board of Trustees (the "Board") of The Integrity Funds, a Delaware statutory trust (the "Trust"), is soliciting the enclosed proxy in connection with a special meeting of shareholders of the Integrity High Income Fund (the "Fund"), a series of the Trust, to be held on Monday, August 18, 2008 at 10:00 a.m., at the offices of Brady, Martz & Associates, P.C., 24 Central Avenue West, Minot, North Dakota 58701 and any adjournments or postponements thereof (collectively, the "Special Meeting").

The Special Meeting is being held to consider the approval of two proposals for the Fund. This Proxy Statement and the enclosed proxy card are first being mailed to shareholders on or about June 23, 2008 or as soon as practicable thereafter.

The purpose of Proposal 1 is to approve a new investment sub-advisory agreement between Integrity Money Management, Inc. (the "Adviser") and J.P. Morgan Investment Management Inc. ("JPMIM"). On March 4, 2008, the Board approved the termination of SMH Capital Advisors, Inc. ("SMH") as sub-adviser for the Fund, effective as of May 4, 2008. The Board also approved JPMIM to serve as sub-adviser to the Fund following the termination of the SMH sub-advisory agreement. Currently, JPMIM is providing sub-advisory services to the Fund under an interim sub-advisory agreement which became effective on May 5, 2008, but has a maximum duration of 150 days after the termination of the SMH sub-advisory agreement.

The purpose of Proposal 2 is to approve a "manager-of-managers" structure for the Fund. This structure would allow the Adviser, with the Board's approval, to add or replace sub-advisers for the Fund or materially amend investment sub-advisory agreements without obtaining shareholder approval. The Fund has received an order from the Securities and Exchange Commission (the "SEC") permitting it, as well as the other funds that are series of the Trust, to operate using a manager-of-managers structure, subject to the prior approval of the respective fund's shareholders.

Integrity Fund Services, Inc. ("IFS"), an affiliate of the Adviser, serves as the Fund's accountant, administrator and transfer agent. Integrity Funds Distributor, Inc. ("IFD"), also an affiliate of the Adviser, is the distributor (principal underwriter) of the Fund's shares. The Adviser, IFS and IFD are located at 1 Main Street North, Minot, North Dakota 58703.

In order for the Special Meeting to go forward, there must be a quorum. This means that at least a majority of the shares of the Fund (without regard to class) must be represented at the meeting—either in person or by proxy. All returned proxies count toward a quorum, regardless of how they are voted. If a quorum is not obtained, reasonable adjournments of the Special Meeting until a quorum is obtained may be made by vote of the shares present in person or by proxy.

For the purposes of counting votes on the matters presented, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting, and therefore will have the effect of voting "AGAINST" the proposal. Broker non-votes are shares held by a broker or nominee for which an executed proxy is received but are not voted as to one or more proposals because the broker lacks discretionary voting authority and for which the broker indicates that instructions have not been received from the respective beneficial owners and other persons entitled to vote the shares.

Any shareholder submitting a proxy has the power to revoke it before it is voted by giving written notice of revocation or by executing and delivering a later dated proxy to the Fund, or by personally casting a vote at the Special Meeting. To change a vote by written notice of revocation, you must provide the Fund with a "Revocation Letter" that: (i) identifies yourself; (ii) states that, as a shareholder on the Record Date, you revoke your prior instructions as set forth in the previously returned proxy card; and (iii) indicates your new instructions, if any.

All properly executed but unmarked proxies received in time for the Special Meeting will be voted "FOR" approval of the proposals.

It is expected that the solicitation of proxies will be primarily by mail. Supplementary solicitations may be made by mail or by telephone by representatives of the Fund. The Adviser has retained Broadridge Financial Solutions, Inc. (the "Proxy Solicitor") to assist in the solicitation of proxies, at an estimated cost of $8,500. The Adviser will pay all costs associated with this Proxy Statement.

Only shareholders of record on June 19, 2008 (the "Record Date") may vote at the meeting or any adjournment of the meeting. On the Record Date the Fund had _________ Class A shares and ________ Class C shares issued and outstanding. Each shareholder is entitled to one vote for each whole share owned, and a proportional fractional vote for any fractional share owned, in each case, on the Record Date.

At this point, we know of no other business to be brought before the Special Meeting. However, if any other matters do arise, the persons named as proxies will vote upon these matters according to their best judgment.

The Fund's most recent annual and semi-annual reports are available upon request at no cost. To request a report, please write to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703, or call (800) 276-1262.

Please be sure to read the entire Proxy Statement before casting your vote. If you need help voting your proxy, you may call IFS (shareholder services) at (800) 601-5593.

BOARD OF TRUSTEES RECOMMENDATION

On April 30, 2008, the Board of Trustees met to discuss the proposals contained in this Proxy Statement and voted to approve the proposals. The Board of Trustees recommends that you vote "FOR" each of the proposals in this Proxy Statement.

PROPOSAL 1: TO APPROVE A NEW INVESTMENT SUB-ADVISORY AGREEMENT FOR THE FUND

BACKGROUND AND REASON FOR VOTE

On April 27, 2004, the Adviser entered into an investment sub-advisory agreement (the "Prior Sub-Advisory Agreement") with SMH Capital Advisors, Inc. ("SMH" or the "Prior Sub-Adviser"). During the year, the Board met several times to review the sub-advisory arrangement of the Fund, in light of, among other things, concerns that had been expressed by the Board and the Adviser about the performance of the Fund. At a meeting of the Board held on March 4, 2008, the Board, after careful consideration of a variety of factors (including, significantly, performance concerns) and possible alternatives to the Fund's investment sub-advisory arrangement, determined that it would be in the best interests of the Fund to terminate the Prior Sub-Advisory Agreement with SMH and appoint J.P. Morgan Investment Management Inc. ("JPMIM") as the new investment sub-adviser for the Fund. The termination of the Prior Sub-Advisory Agreement became effective as of May 4, 2008. Accordingly, to ensure the continuation of portfolio management services to the Fund upon the termination of the Prior Sub-Advisory Agreement, as permitted by Rule 15a-4 under the Investment Company Act of 1940, as amended (the "1940 Act"), the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Fund as that term is defined in the 1940 Act (such Trustees, the "Independent Trustees"), approved an interim investment sub-advisory agreement between the Adviser and JPMIM (the "Interim Sub-Advisory Agreement"). The Interim Sub-Advisory Agreement is currently in effect and will continue to be in effect for 150 days after termination of the previous sub-advisory agreement with SMH or until shareholders approve the New Sub-Advisory Agreement, whichever occurs first (unless terminated sooner in accordance with its terms). In addition, at its meeting on April 30, 2008, the Board approved, subject to shareholder approval, a new investment sub-advisory agreement between the Adviser and JPMIM (the "New Sub-Advisory Agreement") and recommended it be submitted to shareholders for their approval.

Pursuant to Rule 15a-4 under the 1940 Act, the Interim Sub-Advisory Agreement will be in effect no longer than through October 1, 2008 (i.e., 150 days after the termination of the Prior Sub-Advisory Agreement described above). If shareholders of the Fund do not approve the New Sub-Advisory Agreement by that date, the Board will take such action as it deems to be in the best interests of the Fund, which might include seeking approval of a new investment sub-advisory agreement or taking any other steps deemed appropriate by the Board. The Interim Sub-Advisory Agreement will automatically terminate upon the approval by shareholders of the New Sub-Advisory Agreement. In addition, the Interim Sub-Advisory Agreement may be terminated by action of the Board or by a vote of the majority of the outstanding voting securities of the Fund upon 60 days' prior notice.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

The principal business address of JPMIM is 245 Park Avenue, New York, New York 10167. JPMIM is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and provides investment advisory services to a substantial number of institutional and other investors. JPMIM is a wholly-owned subsidiary of J.P. Morgan Asset Management Holdings Inc. J.P. Morgan Asset Management Holdings Inc. is located at 245 Park Avenue, New York, New York 10167 and is a wholly-owned subsidiary of JPMorgan Chase & Co. JP Morgan Chase & Co. is a bank holding company located at 270 Park Avenue, New York, New York 10017. As of December 31, 2007, JPMIM, together with its affiliated companies, had approximately $1.1 trillion in assets under management.

The following chart lists the principal executive officers and the directors of JPMIM and their principal occupations. The business address of each officer and director is 245 Park Avenue, New York, New York 10167.

NAME	POSITION WITH JPMIM AND PRINCIPAL OCCUPATION
Evelyn V. Guernsey	President, Director, Managing Director
George C.W. Gatch	Director, Managing Director
Seth P. Bernstein	Director, Global Head of Fixed Income, Managing Director
Lawrence M. Unrein	Director, Managing Director
Martin R. Porter	Global Head of Equities, Managing Director
Clive S. Brown	Director, Managing Director
Scott E. Richter	Secretary, Managing Director
Richard T. Madsen	Director, Managing Director
Joseph K. Azelby	Director, Managing Director
Paul A. Quinsee	Director, Managing Director
Joseph J. Bertini	Chief Compliance Officer, Vice President
John H. Hunt	Director, Managing Director

There are currently no officers or Trustees of the Fund or the Trust who are also officers, employees or directors of, or owners of an interest in, JPMIM or its parents or subsidiaries. No Trustees have had any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year of the Fund, or in any material proposed transactions, to which JPMIM or any of its parents or subsidiaries (other than a fund), or any parents or subsidiaries of the foregoing were or are to be a party. Since the beginning of the most recently completed fiscal year of the Fund, no Trustee has purchased or sold any interest in JPMIM or in any of its parents, or in subsidiaries of either.

Portfolio Manager Information

It is currently anticipated that the portfolio managers identified below (who are acting as such under the Interim Sub-Advisory Agreement) will continue to be responsible for the day-to-day management of the Fund's portfolio under the New Sub-Advisory Agreement:

Robert L. Cook is a Managing Director of JPMIM, head of its Fixed Income High Yield Team and lead portfolio manager for its high yield total return, sub-advised mutual fund assets and absolute return credit products. In addition, he serves on the Global Macro Team which determines the firm's fixed income views of the global economic landscape and portfolio positioning. Prior to joining JPMIM in 2004, Mr. Cook was co-head of the fixed income investment process at 40|86 Advisors, where he was responsible for managing high yield total return assets and was the director of credit research. Prior to joining 40|86 Advisors in 1994, he worked at PNC Bank's investment banking division in Pittsburgh, Pennsylvania, where he was involved with syndicated loans, mergers and acquisitions, private placements and structured products. Mr. Cook holds a B.S. in finance from Indiana University. He is a CFA charterholder and a member of the Indianapolis Society of Financial Analysts.

Thomas Hauser is a Vice President of JPMIM, and is responsible for co-managing JPMIM's high yield total return, sub-advised mutual fund assets and absolute return credit products. Prior to joining JPMIM in 2004, Mr. Hauser was a co-portfolio manager on three mutual funds and co-head of the Collateralized Bond Obligation (CBO) Group at 40|86 Advisors. Prior to joining 40|86 Advisors in 2001, he had been with Van Kampen Investments since 1993, where he was a vice president responsible for co-managing several high yield mutual funds and was head of the high yield trading desk. Mr. Hauser holds a B.S. in finance from Miami (Ohio) University. He is a CFA charterholder and a member of the Indianapolis Society of Financial Analysts.

Similar Investment Companies Sub-Advised by JPMIM

JPMIM acts as investment sub-adviser to the following investment companies, each of which has an investment objective similar to that of the Fund:

FUND NAME	APPROXIMATE ASSETS UNDER MANAGEMENT BY JPMIM AS OF DECEMBER 31, 2007 (in millions)	ANNUAL RATE OF COMPENSATION
Managers High Yield Fund, a series of Managers Trust II	$40	0.30% based on assets under management
High Yield Bond Fund, a series of SEI Institutional Managed Trust (SIMT)*	$423*	0.30% based on assets under management
High Yield Bond Fund, a series of SEI Institutional Investments Trust (SIIT)**	$452**	0.30% based on assets under management

*This fund is also sub-advised by Ares Management LLC and Nomura Corporate Research and Asset Management Inc. This fund's total assets under management as of December 31, 2007 were approximately _____.

**This fund is also sub-advised by Ares Management LLC and Nomura Corporate Research and Asset Management Inc. This fund's total assets under management as of December 31, 2007 were approximately _____.

JPMIM has not waived, reduced or otherwise agreed to reduce its compensation under any contract to provide advisory services to any of the funds listed above.

THE PRIOR SUB-ADVISORY AGREEMENT

The Prior Sub-Advisory Agreement, dated April 27, 2004, was approved by the Board of Trustees, including a majority of the Independent Trustees, on February 26, 2004 and by the initial shareholder of the Fund on April 30, 2004. Since the beginning of the Fund's last fiscal year, the continuation of the Prior Sub-Advisory Agreement was approved by the Board once, on October 26, 2007. As indicated above, on March 4, 2008, the Board determined that it was in the best interests of the Fund to terminate the Prior Sub-Advisory Agreement and, subject to shareholder approval, to appoint JPMIM as sub-adviser to the Fund.

COMPARISON OF THE NEW SUB-ADVISORY AGREEMENT AND PRIOR SUB-ADVISORY AGREEMENT

Below is a brief comparison of certain terms of the Prior Sub-Advisory Agreement to the corresponding terms of the New Sub-Advisory Agreement. For a more complete understanding of the New Sub-Advisory Agreement, please refer to the form of the New Sub-Advisory Agreement provided in Appendix A hereto. The summary below is qualified in all respects by the terms and conditions of the form of New Sub-Advisory Agreement.

Sub-Advisory Services. The advisory services to be provided by JPMIM to the Fund under the New Sub-Advisory Agreement will be substantially similar to those advisory services previously provided by the Prior Sub-Adviser under the Prior Sub-Advisory Agreement. Both the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement provide that the sub-adviser will, among other things, subject to the supervision of the Adviser, provide the following services: (i) provide investment research and credit analysis concerning the Fund's investments; (ii) conduct a continual program of investment of the Fund's assets; (iii) place orders for all purchases and sales of the investments made for the Fund; (iv) maintain the books and records required in connection with its duties under the agreement; and (v) keep the Adviser informed of developments materially affecting the Fund. Under both the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser is required to provide services in accordance with the Fund's investment objectives, policies and restrictions as stated in the Fund's Prospectus and Statement of Additional Information. In addition, under the New Sub-Advisory Agreement, the sub-adviser will assist the Adviser in the Adviser's valuation of portfolio securities held by the Fund as requested by the Adviser or the Fund.

Brokerage. As was the case under the Prior Sub-Advisory Agreement, the New Sub-Advisory Agreement authorizes the sub-adviser to place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer. In that regard, in selecting brokers or dealers through which to place orders, under the Prior Sub-Advisory Agreement, the sub-adviser was to attempt to obtain the best price and the most favorable execution of its orders. Consistent with those obligations, the sub-adviser was authorized to select brokers on the basis of the research, statistical and pricing services they provide to the Fund.

In contrast, under the New Sub-Advisory Agreement, the sub-adviser, in selecting brokers or dealers through which to place orders, is to seek "the best overall terms available." In selecting brokers and dealers to execute a particular transaction, and in evaluating the best overall terms available, the sub-adviser is authorized to consider the brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Fund and/or other accounts over which the sub-adviser or its affiliates exercise investment discretion.

The Prior Sub-Advisory Agreement permitted, and the New Sub-Advisory Agreement permits, a commission paid to brokers to be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the sub-adviser makes the good faith determination described in the agreement. Under the Prior Sub-Advisory Agreement, the sub-adviser was required to make a good faith determination as to reasonableness in relation to the benefits in the Fund over the long term. The New Sub-Advisory Agreement requires that the sub-adviser make a good faith determination that the commission paid was reasonable in relation to the brokerage or research services provided, viewed in terms of the particular transaction or the sub-adviser's overall responsibilities with respect to the Fund and to the other clients of the sub-adviser or its affiliates as to which the sub-adviser or its affiliates exercise investment discretion.

Fees. Under both the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement, the compensation paid to the sub-adviser is the sole responsibility of the Adviser and in no way an obligation of the Fund or of the Trust. However, the fees payable differ. Under the Prior Sub-Advisory Agreement, the fee payable to the sub-adviser was calculated as one half (50%) of the net advisory fee earned by the Adviser. "Net advisory fee" was defined as advisory fees collected from the Fund (net of fee waivers due to the expense caps) less any revenue sharing and asset-based fees paid to broker-dealers or custodians with assets in the Fund. Under the Investment Advisory Agreement between the Adviser and the Trust on behalf of the Fund that was in effect until May 5, 2008, the Adviser was entitled to a monthly advisory fee computed daily at an annual rate equal to 1.00% of the Fund's average daily net assets. The "average daily net assets" are generally the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time.

In contrast, under the New Sub-Advisory Agreement, the fee payable to the sub-adviser is computed and payable at an annual rate equal to 0.35% of the Fund's "average daily net assets" (as described above); such fee is not directly related to the compensation paid to the Adviser.

It is expected that sub-advisory fees under the New Sub-Advisory Agreement will be lower than they would have been under the Prior Sub-Advisory Agreement. In conjunction with the proposed sub-advisory arrangement, the advisory fee to the Adviser was reduced from 1.00% of average daily net assets to 0.85% of average daily net assets, effective May 5, 2008 (i.e., after the termination of the Prior Sub-Advisory Agreement), and the Adviser agreed to waive fees and reimburse expenses to maintain the expense levels of the Fund at new, lower annual rates as described below.

The following table includes examples to illustrate the annual fees that the Adviser would pay to a sub-adviser under the Prior Sub-Advisory Agreement (assuming that the changes to the advisory fee and expense cap had not been effected) and the New Sub-Advisory Agreement at various levels of average daily net assets.

	Prior Sub-Advisory Agreement			New Sub-Advisory Agreement
Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
Average Daily Net Assets(1)	Advisory Fee(2)	Net Advisory Fee(3)	Sub-Advisory Fee (50% of Column 3)	Advisory Fee(4)	Sub-Advisory Fee (0.35% of Column 1)
$75,000,000	$750,000	$735,000	$367,500	$637,500	$262,500
$100,000,000	$1,000,000	$980,000	$490,000	$850,000	$350,000
$125,000,000	$1,250,000	$1,225,000	$612,500	$1,062,500	$437,500
$150,000,000	$1,500,000	$1,470,000	$735,000	$1,275,000	$525,000

(1) For purposes of these examples, 65% of the average daily net assets are assumed attributable to Class A shares and 35% of the average daily net assets are assumed attributable to Class C shares.

(2) Under the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund that was in effect prior to May 5, 2008 (i.e., before the Prior Sub-Advisory Agreement terminated), the Adviser was entitled to an advisory fee computed at an annual rate equal to 1.00% of the Fund's average daily net assets.

(3) The Net Advisory Fee is the Advisory Fee net of fee waivers due to the expense caps. Based on averages of the Advisory Fee and Net Advisory Fee over the period from May 1, 2007 through April 30, 2008, the Net Advisory Fee is assumed to be 98% of the Advisory Fee. In addition, the chart assumes the contractual agreement of the Adviser to maintain expense levels of the Fund at the following annual rates (as a percentage of average daily net assets), which was in effect prior to May 5, 2008: 1.75% (Class A); and 2.50% (Class C). Since May 5, 2008, the Adviser has agreed to maintain expense levels of the Fund at the following annual rates (as a percentage of average daily net assets) until March 31, 2009: 1.60% (Class A); and 2.35% (Class C).

(4) Under the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund which became effective on May 5, 2008 (i.e., after the Prior Sub-Advisory Agreement terminated), the Adviser is entitled to an advisory fee computed at an annual rate equal to 0.85% of the Fund's average daily net assets.

During the fiscal year of the Fund ended December 31, 2007, the aggregate fees paid by the Adviser to the Prior Sub-Adviser under the Prior Sub-Advisory Agreement were $713,144 and no other material payments were made by or on behalf of the Fund to the Prior Sub-Adviser or any of its affiliated persons. If the Prior Sub-Advisory Agreement had contained the same compensation provisions as are proposed under the New Sub-Advisory Agreement, the aggregate fees paid by the Adviser to the Prior Sub-Adviser for the Fund's fiscal year ended December 31, 2007 would have been $551,454, representing a decrease of $161,690, or approximately 22.67% ($161,690 divided by $713,144). During the fiscal year of the Fund ended December 31, 2007, no amounts were paid to JPMIM, its affiliated persons, or any affiliated persons of such persons for services provided to the Fund.

Payment of Expenses. Under both the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement, the sub-adviser is required to bear all expenses incurred by it in connection with the performance of its services under the agreement other than the cost of securities, brokerage commissions, custodian fees, auditors' fees, taxes, interest, extraordinary expense items, and other expenses related to the operation of the Trust or the Fund.

Limitation on Liability. Both the New Sub-Advisory Agreement and the Prior Sub-Advisory Agreement provide that the sub-adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Adviser, the Trust or the Fund in connection with the matters to which the agreement relates, subject to certain exceptions. The Prior Sub-Advisory Agreement provided that the sub-adviser would be liable to the Adviser for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the sub-adviser in the performance of its duties or from reckless disregard by it of its obligations or duties under the agreement. The New Sub-Advisory Agreement provides that the sub-adviser will be liable to both the Adviser and to the Fund for these losses.

Delegation to Third Parties. Under the New Sub-Advisory Agreement, the sub-adviser is permitted to employ an affiliate or third party to perform any accounting, administrative, reporting and ancillary services required to enable the sub-adviser to perform its functions under the agreement. However, the sub-adviser is required to act in good faith in the selection, use and monitoring of affiliates and other third parties, and any delegation or appointment does not relieve the sub-adviser of any of its obligations under the agreement. The Prior Sub-Advisory Agreement did not include a similar provision.

Continuance. The Prior Sub-Advisory Agreement was originally in effect for an initial term of two years and could be continued thereafter for successive one-year periods if such continuance was specifically approved at least annually as described in the agreement. If the shareholders of the Fund approve the New Sub-Advisory Agreement, the New Sub-Advisory Agreement will expire two years from the date of execution, unless continued. Thereafter, the New Sub-Advisory Agreement may be continued for successive one-year periods if such continuance is specifically approved at least annually as required by the 1940 Act.

Termination. Both the Prior Sub-Advisory Agreement and New Sub-Advisory Agreement provide for early termination, including: (i) by the Trust at any time upon 60 days' prior notice without the payment of any penalty by the Board; (ii) by the Adviser on 180 days' written notice to the sub-adviser; (iii) by the sub-adviser on 180 days' written notice to the Adviser; or (iv) in the event of its assignment. In addition consistent with the provisions of the 1940 Act, the New Sub-Advisory Agreement provides for termination by a vote of a majority of the outstanding voting securities of the Fund upon 60 days' prior notice.

INTERIM SUB-ADVISORY AGREEMENT

The Interim Sub-Advisory Agreement, which is currently in effect, contains provisions pertaining to sub-advisory services, brokerage, fees, payment of expenses, limitation on liability and delegation to third parties that are similar, although not necessarily identical, to those of the New Sub-Advisory Agreement described above.

BOARD CONSIDERATIONS

The Board, including a majority of the Independent Trustees, approved the Interim Sub-Advisory Agreement and the New Sub-Advisory Agreement (collectively, the "Agreements").

At a meeting held on February 20, 2008, in light of concerns that had been expressed by the Board and the Adviser about the performance of the Fund, and in connection with considering whether SMH should be replaced as sub-adviser to the Fund, representatives of JPMIM were invited to make a presentation to the Board. At this meeting, the Board received written information from JPMIM which outlined, among other things, the nature, extent and quality of services to be provided by JPMIM, the organization and operations of JPMIM, the depth of experience and background of the personnel proposed to manage the Fund and their investment process, and proposed sub-advisory fees. At the meeting, JPMIM responded to questions from the Board, including, among other things, questions relating to the quality and expertise of the portfolio managers, their experience with this asset class, investment process and sell discipline, experience with transitioning a fund from another adviser, performance history with other clients, brokerage selection, plans to grow the Fund and compliance history. At a meeting held on February 27, 2008, the Board met to further discuss JPMIM as a sub-adviser for the Fund. The Board discussed with the Adviser, among other things, the cost savings to shareholders through a reduction in the Adviser's fee in light of the anticipated reduction in the sub-advisory fee to JPMIM, the one-year and three-year performance of the Fund ended January 31, 2008, Fund share purchases and redemptions (in the aggregate per class as well as through certain brokers), and the plans to grow the Fund in light of the anticipated change in sub-advisers. The Board also considered the differences in investment process of JPMIM in comparison to that of SMH. It is with this background that the Board considered the termination of SMH and the appointment of JPMIM. The Board applied its business judgment to determine whether the proposed sub-advisory arrangements are reasonable business arrangements from the Fund's perspective as well as from the perspective of shareholders.

At a meeting on March 4, 2008, the Board approved the termination of SMH as sub-adviser to the Fund, effective May 4, 2008. The Board also approved JPMIM to serve as sub-adviser to the Fund following the termination of the SMH sub-advisory agreement. Accordingly, the Board approved that the Adviser enter into an interim sub-advisory agreement with JPMIM on behalf of the Fund to take effect upon the termination of the SMH agreement. At a meeting held on April 30, 2008, the Board was updated on the Fund's due diligence trip to JPMIM, including reviewing JPMIM's compliance process and research and investment process. After further discussion, the Board approved the New Sub-Advisory Agreement and determined to recommend it to shareholders of the Fund for their approval.

As outlined in more detail below, the Board, including the Independent Trustees, considered all factors they believed relevant with respect to appointing JPMIM and approving the Agreements.

Nature, Extent and Quality of Services. In reviewing the Agreements, the Board considered the nature, quality and extent of services to be provided by JPMIM. In this regard, the Board considered the history and investment experience of JPMIM and reviewed the qualifications, background and responsibilities of its portfolio managers and certain other relevant personnel. The Board recognized that JPMIM has significant expertise in managing high yield corporate bond portfolios and its investment style. In addition, the Board considered that JPMIM has experience specifically in transitioning portfolios from another adviser. At the February 20, 2008 meeting, the Trustees were able to ask questions about, among other things, the expertise of the portfolio managers, their proposed investment management for the Fund, and compliance history of JPMIM. The Board compared the nature, extent and quality of services expected to be provided by JPMIM with those that had been provided by SMH. The Board also recognized the reputation and resources of JPMIM. In light of the information presented and the considerations made, the Board was satisfied that the nature, quality and extent of services to be provided to the Fund by JPMIM are expected to be satisfactory.

Fees and Expenses. The Board considered the sub-advisory fees to be paid to JPMIM under the Agreements. In this regard, the Board considered the proposed sub-advisory fee rate and how it would relate to the overall management fee structure of the Fund, recognizing that the fees to be paid to JPMIM would be paid by the Adviser. The Board noted that the sub-advisory fee to JPMIM is expected to be less than that paid by the Adviser to SMH. As noted above, under the New Sub-Advisory Agreement, JPMIM will be paid a sub-advisory fee at an annual rate equal to 0.35% of the Fund's average daily net assets; JPMIM is currently being paid at this rate under the Interim Sub-Advisory Agreement which became effective May 5, 2008. SMH, however, received an annual fee of one half of the net advisory fee earned by the Adviser. The Adviser previously received a fee at an annual rate of 1.00% of the Fund's average daily net assets. To pass cost savings from the sub-advisory arrangement with JPMIM onto shareholders, the Board recognized that the Adviser proposed to reduce its advisory fee to an annual rate of 0.85% of average daily net assets effective May 5, 2008. In addition, the Adviser agreed to reduce the expense cap for the Fund. In this regard, the Adviser agreed to waive fees and reimburse expenses to maintain the expense level of the Fund at the following annual rates (as a percentage of average daily net assets) effective May 5, 2008 through March 31, 2009: 1.60% (Class A); and 2.35% (Class C). Prior to May 5, 2008, the expense cap was 1.75% (Class A) and 2.50% (Class C) (as a percentage of average daily net assets). On the basis of the information provided on the proposed fees, including the reduction in advisory fee paid by the Fund to the Adviser and the related cost savings to shareholders, the Board approved the sub-advisory fee in light of the nature, quality and extent of services expected to be provided by JPMIM under the Agreements.

Investment Performance. The Board considered the recent performance of the Fund, including the one-year and three-year performance ending January 31, 2008 in assessing whether to replace SMH. The Trustees considered the factors contributing to the Fund's performance, including SMH's investment process and sell discipline, and compared them to that followed by JPMIM.

Benefits to JPMIM. The Board considered whether JPMIM would receive any indirect benefits as a result of its relationship with the Fund. In this regard, the Board noted that JPMIM does not currently engage in soft dollar arrangements pursuant to which a portion of the Fund's commissions may be used to acquire research that may be useful to JPMIM in managing the Fund or other clients.

Economies of Scale. The Trustees reviewed the reduction in asset size of the Fund and therefore did not identify any economies of scale to be realized by the Fund at this time.

Profitability. Although a profitability analysis was not available for serving as sub-adviser, the Trustees recognized that the proposed sub-advisory fee to JPMIM was lower than that paid to SMH, and the sub-advisory fee was a result of arms-length negotiations. In addition, as the sub-advisory fee under the Agreements is paid by the Adviser, the profitability to JPMIM from its relationship with the Fund was not a material factor in the Board's consideration.

In voting to approve the Agreements, the Trustees did not identify any single factor as being of paramount importance. In this regard, the Trustees' considerations were premised on numerous factors, including the nature, quality and resources of JPMIM, and the strategic plan involving the Fund.

Based on their review of the Agreements, the materials provided and the considerations described above, the Trustees, including a majority of the Independent Trustees, determined that the adoption of the Agreements would be in the best interests of the Fund and its shareholders and should be approved.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective, the New Sub-Advisory Agreement must be approved by a vote of a majority of the outstanding voting securities of the Fund, with both classes voting together as a single class. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of the New Sub-Advisory Agreement, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 1. If you need any assistance, or have any questions regarding Proposal 1 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593.

PROPOSAL 2: TO APPROVE THE MANAGER-OF-MANAGERS STRUCTURE FOR THE FUND

BACKGROUND AND REASON FOR VOTE

The Adviser serves as the investment adviser to the Fund and manages the Fund's business and investment activities, subject to the authority of the Board of Trustees. Under the investment advisory agreement between the Adviser and the Trust, on behalf of the Fund, the Adviser is authorized to employ, at its own expense, one or more sub-advisers to manage the assets of the Fund.

If the Adviser delegates portfolio management duties to a sub-adviser, the 1940 Act requires that the subadvisory agreement between the Adviser and the sub-adviser be approved by the Board and by Fund shareholders. Specifically, Section 15 of the 1940 Act, in relevant part, makes it unlawful for any person to act as an investment adviser (including as a sub-adviser) to a mutual fund, except pursuant to a written contract that has been approved by shareholders. Therefore, to comply with Section 15 of the 1940 Act, currently, the Fund must obtain shareholder approval in order to employ a new sub-adviser, replace an existing sub-adviser with a new sub-adviser, materially change the terms of a sub-advisory agreement, or continue the employment of an existing sub-adviser when a sub-advisory agreement terminates because of an assignment (as such term is defined under the 1940 Act) of the agreement.

To comply with the requirements of the 1940 Act described in the preceding paragraph, shareholders are being asked to approve the new sub-advisory agreement with JPMIM that is described in Proposal 1 of this Proxy Statement. In order to provide the Adviser and the Board with the flexibility to implement sub-adviser changes and materially amend sub-advisory agreements without incurring the significant delay and potential expense associated with obtaining shareholder approval, in November 2005, the Adviser and the Trust requested and obtained from the SEC an order exempting them from certain requirements of Section 15 of the 1940 Act and the rules thereunder (the "Order"). Subject to the conditions delineated in the Order, the Order permits the Adviser to enter into new sub-advisory agreements with unaffiliated sub-advisers and change the terms of existing sub-advisory agreements with unaffiliated sub-advisers without first obtaining shareholder approval. However, in order for the Fund to rely on the Order and operate under a manager-of-managers structure, use of the structure must be approved by a vote of the majority of the Fund's outstanding shares. Accordingly, although the Fund may not currently rely on the Order in connection with the implementation of the New Sub-Advisory Agreement and, therefore, is seeking shareholder approval under Proposal 1, if shareholders approve the manager-of-managers structure described in this Proposal 2, in the future, the Fund will not be required to seek shareholder approval of a sub-advisory agreement with an unaffiliated sub-adviser.

At the Board's April 30, 2008 meeting, the Board approved a manager-of-managers arrangement for the Fund and voted to recommend approval to the Fund's shareholders.

DESCRIPTION OF THE MANAGER-OF-MANAGERS STRUCTURE

Use of a manager-of-managers structure would permit, subject to Board approval, the Adviser, as the Fund's investment manager, to add or replace unaffiliated sub-advisers, and enter into and amend sub-advisory agreements with unaffiliated sub-advisers on behalf of the Fund without shareholder approval. The manager-of-managers arrangement is intended to enable the Fund to operate with greater efficiency and to help the Fund enhance performance by allowing the Adviser to employ sub-advisers best suited to the needs of the Fund without incurring the expense and delays associated with obtaining shareholder approval of sub-advisers and related sub-advisory agreements. The process of seeking shareholder approval is administratively expensive, and may cause delays in executing changes that the Board and the Adviser have determined are necessary or desirable. If shareholders approve the proposal authorizing a manager-of-managers structure for the Fund, the Board would be able to act more quickly and with less expense to add or replace unaffiliated sub-advisers in instances in which the Board and the Adviser believe that the addition or replacement would be in the best interests of the Fund and its shareholders.

If this Proposal 2 is approved by shareholders of the Fund, shareholders will no longer be asked to approve new sub-advisory agreements and amendments to existing sub-advisory agreements with unaffiliated sub-advisers. However, the Board will continue to oversee the sub-adviser selection process to help ensure that the interests of shareholders are protected whenever the Adviser would seek to add or replace a sub-adviser or modify a sub-advisory agreement. Specifically, the Board will evaluate and approve all sub-advisory agreements as well as any modification to an existing sub-advisory agreement. In reviewing new sub-advisory agreements or modifications to existing sub-advisory agreements, the Board will analyze all factors that it considers to be relevant to its determination, including, among other things, the sub-advisory fees, the nature, quality and scope of services to be provided by the sub-adviser, the investment performance of the assets managed by the sub-adviser, as well as the sub-adviser's compliance with federal securities laws and regulations. Furthermore, operation of the Fund under a manager-of-managers arrangement does not: (i) permit investment management fees paid by the Fund to the Adviser to be increased without shareholder approval, or (ii) diminish the Adviser's responsibilities to the Fund, including the Adviser's overall responsibility for the portfolio management services furnished by a sub-adviser. If the Adviser negotiates a decrease in the sub-advisory fee paid to any sub-adviser, such a decrease would not affect the investment management fee paid by the Fund to the Adviser. The Adviser would effectively retain more of the investment management fee for itself.

If this Proposal 2 is not approved by the shareholders of the Fund, shareholder approval will continue to be required for the Adviser to enter into new or to materially amend sub-advisory agreements with respect to the Fund.

TERMS OF THE ORDER

Under the terms of the Order, the Adviser and the Fund must comply with a number of conditions imposed by the SEC in order to operate under a manager-of-managers structure, including (but not limited to) the following:

•	The approval of the shareholders of the Fund is required before the Fund may operate under the manager-of-managers structure.
•

Within 90 days of hiring any new sub-adviser, Fund shareholders must be furnished all information about the new sub-adviser and sub-advisory contract that would be included in a proxy statement related to their approval of a new sub-advisory agreement in the absence of a manager-of-managers arrangement.

•

The Adviser may not enter into a sub-advisory agreement with any affiliated sub-adviser without that sub-advisory agreement, including the compensation to be paid thereunder, being approved by the Fund's shareholders.

PROPOSED MANAGER-OF-MANAGERS RULE

On October 23, 2003, the SEC proposed Rule 15a-5 under the 1940 Act, which essentially would allow all investment companies to utilize a manager-of-managers arrangement without obtaining an exemptive order, subject to a number of conditions. The Order will expire on the effective date of Rule 15a-5, if adopted. Thereafter, assuming Fund shareholders have approved the manager-of-managers structure, the Fund will continue to operate under that structure in accordance with Rule 15a-5.

BOARD APPROVAL OF MANAGER-OF-MANAGERS ARRANGEMENT

At a meeting held on April 30, 2008, the Board, including the Independent Trustees, approved the use of the "manager-of-managers" arrangement and determined that shareholder approval should be sought of the same.

Reasons for approving the arrangement generally include the following:

1.

A "manager-of-managers" arrangement will enable the Board to act more quickly, with less expense to the Fund, in appointing new sub-advisers when the Board and the Adviser believe that such appointment would be in the best interests of the Fund and its shareholders;

2.

The Adviser would continue to be directly responsible for supervising the activities and performance of the sub-adviser, for taking reasonable steps to assure that the sub-adviser complies with the Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters; and

3.	No sub-adviser could be appointed, removed or replaced without the Board's approval and involvement.

SHAREHOLDER APPROVAL AND REQUIRED VOTE

To become effective, the manager-of-managers structure must be approved by a vote of a majority of the outstanding voting securities of the Fund, with both classes voting together as a single class. The "vote of a majority of the outstanding voting securities" is defined in the 1940 Act as the vote of the lesser of (i) 67% or more of the shares of the Fund present at the meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund. For purposes of determining the approval of manager-of-managers structure, abstentions and broker non-votes will have the effect of a vote against the proposal.

THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2. If you need any assistance, or have any questions regarding Proposal 2 or how to vote your shares, please call IFS (shareholder services) at (800) 601-5593.

ADDITIONAL INFORMATION

FUND OWNERSHIP

As of March 31, 2008, the Trustees of the Trust, and the Trustees and officers of the Trust as a group, beneficially owned the following number of shares of the Fund:

	CLASS A SHARES	CLASS C SHARES
Interested Trustee
Robert E. Walstad	None	None
Independent Trustees
Jerry M. Stai	109.454	None
Orlin W. Backes	None	None
R. James Maxson	2979.748	None
Trustees and Officers as a Group	3509.609 (including shares of an officer owned through a retirement plan)	None

As of March 31, 2008, the officers and Trustees of the Trust, as a group, owned [less than 1% of each class of shares of the] Fund.

As of the Record Date, the following persons were known to Fund management to be the beneficial owners of 5% or more of a class of the shares of the Fund:

NAME AND ADDRESS OF BENEFICIAL OWNER	CLASS	NUMBER OF SHARES OWNED	PERCENT OF CLASS

DELIVERY OF ANNUAL REPORTS AND OTHER DOCUMENTS

Annual reports will be sent to shareholders of record of the Fund following the Fund's fiscal year end. The Fund will furnish, without charge, a copy of its annual report and/or semi-annual report as available upon request. Such written or oral requests should be directed to Integrity Funds Distributor, Inc. at 1 Main Street North, Minot, North Dakota 58703 or by calling (800) 276-1262.

Please note that only one annual or semi-annual report or proxy statement may be delivered to two or more shareholders of the Fund who share an address, unless the Fund has received instructions to the contrary. To request a separate copy of an annual or semi-annual report or proxy statement, or to request a single copy if multiple copies of such documents are received, shareholders should contact the Fund at the address and phone number set forth above. Pursuant to a request, a separate copy will be delivered promptly.

SHAREHOLDER PROPOSALS

The Fund is not required to hold annual shareholder meetings. Since the Fund does not hold regular meetings of shareholders, the anticipated date of the next shareholder meeting cannot be provided. To be considered for inclusion in the proxy statement for any subsequent meeting of shareholders, a shareholder proposal must be submitted a reasonable time before the proxy statement for the meeting is sent. Whether a proposal is included in the proxy statement will be determined in accordance with applicable federal and state laws. The timely submission of a proposal does not guarantee its inclusion.

Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent meeting (if any) should send their written proposals to The Integrity Funds, 1 Main Street North, Minot, North Dakota 58703.

June __, 2008

PLEASE SUBMIT YOUR VOTING INSTRUCTIONS PROMPTLY BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ACCOMPANYING POSTAGE-PAID RETURN ENVELOPE OR BY FOLLOWING THE ENCLOSED INSTRUCTIONS.

TO ENSURE THE PRESENCE OF A QUORUM AT THE SPECIAL MEETING, WE REQUEST PROMPT EXECUTION AND RETURN OF THE ENCLOSED PROXY. A SELF-ADDRESSED, POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

APPENDIX A

FORM OF NEW SUB-ADVISORY AGREEMENT

SUB-ADVISORY AGREEMENT

AGREEMENT dated _______________, 2008, between Integrity Money Management, Inc. a North Dakota corporation (the "Adviser"), located in Minot, ND, and J.P. Morgan Investment Management Inc., a Delaware corporation (the "Sub-Adviser"), located in New York, NY, with respect to the Integrity High Income Fund.

WHEREAS, The Integrity Funds (the "Trust") is organized under the laws of the State of Delaware pursuant to a Declaration of Trust dated October 31, 1997 (the "Declaration of Trust"), and is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company consisting of several series;

WHEREAS, the Integrity High Income Fund (the "Fund") is a series of the Trust;

WHEREAS, pursuant to the Investment Advisory Agreement of April 27, 2004, and amended and restated as of May 5, 2008, between the Adviser and the Trust, on behalf of the Fund (the "Investment Advisory Agreement"), the Adviser is the investment adviser to the Fund;

WHEREAS, the Adviser and Sub-Adviser are each registered as an investment adviser under the Investment Advisers Act of 1940;

WHEREAS, the Adviser wishes to retain the Sub-Adviser to assist the Adviser and the Fund in providing investment advisory services in connection with the Fund upon the terms and conditions hereafter set forth in this Agreement, as amended from time to time with the written consent of the parties hereto; and

WHEREAS, the Sub-Adviser is willing to provide such services to the Adviser upon the terms and conditions and for the compensation set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants therein contained, and intending to be legally bound hereby, it is agreed between the parties hereto as follows:

1.

Appointment. The Adviser hereby appoints the Sub-Adviser its sub-adviser with respect to the Fund as provided for in the Investment Advisory Agreement between the Adviser and the Fund. The Sub-Adviser accepts such appointment and agrees to render the services herein set forth for the compensation herein provided.

2.

Delivery of Documents. The Adviser shall provide to the Sub-Adviser copies of the Trust's most recent prospectus and statement of additional information (including all supplements thereto) which relate to any class of shares representing interests in the Fund (each such prospectus and statement of additional information as presently in effect, and as they shall from time to time be amended and supplemented, is herein respectively called a "Prospectus" and a "Statement of Additional Information").

3.	Sub-Advisory Services to the Fund.

(a)

Subject to the supervision of the Adviser, the Sub-Adviser will perform the following services: (i) provide investment research and credit analysis concerning the Fund's investments; (ii) conduct a continual program of investment of the Fund's assets; (iii) place orders for all purchases and sales of the investments made for the Fund; (iv) maintain the books and records required in connection with its duties hereunder; (v) keep the Adviser informed of developments materially affecting the Fund; and (vi) assist the Adviser in the Adviser's valuation of portfolio securities held by the Fund as requested by the Adviser or the Fund.

(b)

The Sub-Adviser will use the same skill and care in providing such services as it uses in providing services to other accounts for which it has investment responsibilities; provided that, notwithstanding this Paragraph 3(b), the liability of the Sub-Adviser for actions taken and non-actions with respect to the performance of services under this Agreement shall be subject to the limitations set forth in Paragraph 12(a) of this Agreement.

(c)

The Sub-Adviser will communicate to the Adviser and to the Trust's custodian and fund accountants as instructed by the Adviser on each day that a purchase or sale of a security is effected for the Fund (i) the name of the issuer, (ii) the amount of the purchase or sale, (iii) the name of the broker or dealer, if any, through which the purchase or sale has been effected, (iv) the CUSIP number of the security, if any, and (v) such other information as the Adviser may reasonably require for purposes of fulfilling its obligations to the Trust under the Investment Advisory Agreement.

(d)

The Sub-Adviser will provide the services rendered by it hereunder in accordance with the Fund's investment objectives, policies and restrictions as stated in the Prospectus and Statement of Additional Information.

(e)

The Sub-Adviser will maintain records of the information set forth in Paragraph 3(c) hereof with respect to the securities transactions of the Fund and will furnish the Trust's Board of Trustees and the Adviser with such periodic and special reports as the Board and the Adviser may reasonably request.

(f)

The Sub-Adviser will promptly review all (1) reports of current security holdings in the Fund, (2) summary reports of transactions and pending maturities (including the principal, cost and accrued interest on each portfolio security in maturity date order) and (3) current cash position reports (including cash available from portfolio sales and maturities and sales of the Fund's shares less cash needed for redemptions and settlement of portfolio purchases), all within a reasonable time after receipt thereof from the Trust and will promptly report any errors or discrepancies in such reports of which it is aware to the Trust or its designee and the Adviser.

4.	Brokerage.

(a)

The Sub-Adviser may place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer. In selecting brokers or dealers through which to place orders, the Sub-Adviser will seek the best overall terms available. In assessing the best overall terms available for any transaction the Sub-Adviser will consider the factors it considers relevant, including, but not limited to the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In selecting brokers or dealers to execute a particular transaction, and in evaluating the best overall terms available, the Sub-Adviser is authorized to consider the brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Fund and/or other accounts over which the Sub-Adviser or its affiliates exercise investment discretion. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-Adviser determines in good faith that such commission paid was reasonable in relation to the brokerage or research services provided by such broker or dealer, viewed in terms of that particular transaction or the Sub-Adviser's overall responsibilities with respect to the Fund and to the other clients of the Sub-Adviser or its affiliates as to which the Sub-Adviser or its affiliates exercise investment discretion. In no instance will portfolio securities be purchased from or sold, on a principal basis, to the Trust's principal underwriter, the Adviser, the Sub-Adviser or any affiliated person thereof (as the term "affiliated person" is defined in the 1940 Act), except to the extent permitted by SEC exemptive order or by applicable law.

(b)

On occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as other clients of the Sub-Adviser, the Sub-Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be purchased or sold. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in accordance with a methodology the Sub-Adviser believes to be equitable to each entity. The Adviser recognizes that, in some cases, this procedure may limit the size of the position that may be acquired or sold for the Fund.

5.	Compliance with Laws; Confidentiality; Conflicts of Interest.

(a)

The Sub-Adviser agrees that it will comply in all material respects with all applicable laws, rules and regulations of all federal and state regulatory agencies having jurisdiction over the Sub-Adviser in performance of its duties hereunder (herein called the "Rules").

(b)

The Sub-Adviser will treat confidentially and as proprietary information of the Trust and the Adviser all records and information relative to the Trust and the Adviser and prior, present or potential shareholders (other than information that has been made public by the performance of its responsibilities and duties hereunder), except after prior notification to and approval in writing by the Trust or Adviser as appropriate, which approval shall not be unreasonably withheld and may not be withheld where the Sub-Adviser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by applicable regulatory authorities, or when so requested by the Trust. Notwithstanding the foregoing, to the extent that any market counterparty with whom the Sub-Adviser deals requires information relating to the Fund (including but not limited to the identity of the Fund and the market value of the Fund), the Sub-Adviser shall be permitted to disclose such information to the extent necessary to effect transactions on behalf of the Fund in accordance with the terms of this Agreement. The terms of this Paragraph 5(b) shall survive the termination of this Agreement.

6.

Confidential Treatment. It is understood that any information or recommendation supplied by, or produced by, the Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded by the Fund and the Adviser as confidential and for use only by the Adviser and the Fund. Furthermore, except as required by law (including, but not limited to semi-annual, annual or other filings made under the 1940 Act, or responses to subpoenas, court orders or other regulatory demands made by applicable authorities) or as agreed to by the Adviser and the Sub-Adviser, the Adviser and the Fund will not disclose, in any manner whatsoever except as expressly authorized in this Agreement, any list of securities held by the Fund, except that the Fund's top 10 holdings may be disclosed. In addition, the Adviser or the Fund may disclose a list of the securities held by the Fund to certain third parties who have entered into a Use and Nondisclosure agreement with the Fund.

7.

Control by Trust's Board of Trustees. Any recommendations concerning the Fund's investment program proposed by the Sub-Adviser to the Fund and the Adviser pursuant to this Agreement, as well as any other activities undertaken by the Sub-Adviser on behalf of the Fund pursuant thereto shall at all times be subject to any applicable directives of the Board of Trustees of the Trust as long as such directives are consistent with the Fund’s investment objectives, policies and restrictions as stated in the Prospectus and Statement of Additional Information, the Rules and the Sub-Adviser’s policies.

8.

Books and Records. The Sub-Adviser shall maintain and preserve such records related to the Fund's portfolio transactions as required under the 1940 Act. The Adviser shall maintain and preserve all books and other records not related to the Fund's portfolio transactions as required under the 1940 Act. The Sub-Adviser agrees that all records that it maintains for the Fund are the property of the Trust and further agrees to surrender copies of such records to the Trust promptly upon the Trust's request. The terms of this Section 8 shall survive the termination of this Agreement.

9.

Expenses. During the term of this Agreement, the Sub-Adviser will bear all expenses incurred by it in connection with the performance of its services under this Agreement other than the cost of securities, brokerage commissions, custodian fees, auditors' fees, taxes, interest, extraordinary expense items, and other expenses related to the operation of the Trust or the Fund.

10.	Cooperation.

(a)

The Sub-Adviser will cooperate with reasonable requests from the Adviser and the Trust for information on its policies and procedures that the Adviser and the Trust believe they require to ensure compliance with the terms of this Agreement and the Rules.

(b)

The Sub-Adviser will provide reasonable access to the Adviser and the Trust, during normal business hours, to the Sub-Adviser's facilities for the purpose of conducting pre-arranged on-site compliance related due diligence meetings with personnel of the Sub-Adviser.

(c)

The Sub-Adviser shall cooperate fully with the Adviser and the Trust in regards to any inquiry, examination or request for information with respect to the Fund or the Sub-Adviser from any federal or state regulatory agencies having authority over the Trust, the Adviser or the Fund.

11.	Compensation.

(a)

For the services provided and the expenses borne by the Sub-Adviser pursuant to this Agreement, at the end of each calendar month, the Adviser will pay the Sub-Adviser the advisory fee as determined by this Agreement. Payment of this compensation shall be the sole responsibility of the Adviser and shall in no way be an obligation of the Fund or of the Trust.

(b)

The fee payable to the Sub-Adviser shall be computed monthly at an annual rate equal to 0.35% of the Fund's "average daily net assets." The "average daily net assets" of the Fund shall mean the average of the values placed on the Fund's net assets as of 4:00 p.m. (Eastern time) on each day on which the net asset value of the Fund is determined consistent with the provisions of Rule 22c-1 under the 1940 Act or, if the Fund lawfully determines the value of its net assets as of some other time on each business day, as of such other time. The value of net assets of the Fund shall always be determined pursuant to the applicable provisions of the Declaration of Trust and the Trust's registration statement. If, pursuant to such provisions, the determination of net asset value is suspended for any particular business day, then for the purposes of this Paragraph 11(b), the value of the net assets of the Fund as last determined shall be deemed to be the value of its net assets as of the close of the New York Stock Exchange, or as of such other time as the value of the net assets of the Fund's portfolio may lawfully be determined, on that day. If the determination of the net asset value of the shares of the Fund has been so suspended for a period including any month end when the Sub-Adviser's compensation is payable pursuant to this section, then the Sub-Adviser's compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month). If the Fund determines the value of the net assets of its portfolio more than once on any day, then the last such determination thereof on that day shall be deemed to be the sole determination thereof on that day for the purposes of this Paragraph 11(b).

12.	Limitation of Liability.

(a)

The Sub-Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Adviser, the Trust or the Fund in connection with the matters to which this Agreement relates, except that the Sub-Adviser shall be liable to the Adviser and the Fund for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser in the performance of its duties or from reckless disregard by it of its obligations or duties under this Agreement.

(b)

The Sub-Adviser does not guarantee the future performance of the Fund or any specific level of performance, the success of any investment decision or strategy that the Sub-Adviser may use or the success of the Sub-Adviser's overall management of the Fund. The Trust and the Adviser understand that investment decisions made for the Fund by the Sub-Adviser are subject to various market, currency, economic, political, business and structural risks, and that those investment decisions will not always be profitable.

(c)

The Adviser shall be responsible at all times for supervising the Sub-Adviser, and this Agreement does not in any way limit the duties and responsibilities that the Adviser has agreed to under the Investment Advisory Agreement.

13.	Indemnification.

(a)

The Sub-Adviser shall indemnify and hold harmless the Adviser and each of its officers, directors, employees and controlling persons from and against any losses, expenses, (including reasonable attorneys' fees and court costs), damages or liabilities to which the Adviser becomes subject in so much as such losses, expenses, damages or liabilities (or actions in respect thereof) result directly from the willful misfeasance, bad faith, recklessness or gross negligence by the Sub-Adviser. The terms of this Section 13 shall survive the termination of this Agreement.

(b)

The Adviser shall indemnify and hold harmless the Sub-Adviser and each of its officers, directors, employees and controlling persons from and against any losses, expenses (including reasonable attorneys' fees and court costs), damages or liabilities to which the Sub-Adviser becomes subject in so much as such losses, expenses, damages or liabilities (or actions in respect thereof) result directly from this Agreement or the Sub-Adviser's performance of its duties hereunder; provided, however, that that nothing contained herein shall require that the Sub-Adviser be indemnified for any losses, expenses (including reasonable attorneys' fees and court costs), damages or liabilities that resulted from Sub-Adviser's willful misfeasance, bad faith, recklessness, gross negligence or negligence in the performance of its duties under this Agreement or the Sub-Adviser's breach of a term of this Agreement. The terms of this Section 13 shall survive the termination of this Agreement.

(c) Under no circumstances shall the Adviser or the Sub-Adviser be liable for any special, consequential or indirect damages.

14.

Duration and Termination. This Agreement shall become effective as of the date hereof provided that it shall have been approved by vote of a majority of the outstanding voting securities of the Fund and, unless sooner terminated as provided herein, shall continue with respect to the Fund until ___________. Thereafter, if not terminated, this Agreement shall continue in effect for successive 12-month periods ending on _________ of each year, provided such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Board of Trustees of the Trust who are not parties to this Agreement or interested persons of the Trust or of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Fund; provided, however, that this Agreement may be terminated with respect to the Fund (i) by the Trust at any time upon 60 days' prior notice without the payment of any penalty by the Board of Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund; (ii) by the Adviser on 180 days written notice to the Sub-Adviser; or (iii) by the Sub-Adviser on 180 days written notice to the Adviser. This Agreement will also automatically terminate in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities," "interested person" and "assignment" shall have the same meaning as such terms have in the 1940 Act.)

15.

Delegation To Third Parties. The Sub-Adviser may employ an affiliate or a third party to perform any accounting, administrative, reporting and ancillary services required to enable the Sub-Adviser to perform its functions under this Agreement. Notwithstanding any other provision of the Agreement, the Sub-Adviser may provide information about the Fund to any such affiliate or other third party for the purpose of providing the services contemplated under this clause, provided such parties have executed a confidentiality agreement with the Sub-Adviser. The Sub-Adviser will act in good faith in the selection, use and monitoring of affiliates and other third parties, and any delegation or appointment hereunder shall not relieve the Sub-Adviser of any of its obligations under this Agreement.

16.

Trademarks. The Adviser acknowledges that the names "JPMorgan Chase & Co." or "J.P. Morgan Investment Management Inc." or any derivative thereof or logo associated with those names (collectively, the "Marks") are the valuable property of the Sub-Adviser. The Sub-Adviser hereby grants the Trust and the Adviser a limited, non-exclusive, non-transferable license without the right of sublicense to use the Marks in its sales literature and advertising pertaining to the Fund and/or the Trust, subject in each case to prior written approval by the Sub-Adviser. Such prior written approval shall not be unreasonably withheld. The Adviser acknowledges that the Marks are and at all times will remain the property of the Sub-Adviser, and the Adviser agrees that the Trust and the Adviser will cease all use of the Marks immediately upon termination of this Agreement.

The Sub-Adviser agrees to submit any proposed sales literature for the Trust or for itself or its affiliates which mentions the Trust or Fund to the Trust's distributor and the Adviser for review and approval or disapproval, and the Sub-Adviser agrees not to use any such sales literature that has not been approved by the Trust's distributor and the Adviser.

The Adviser agrees to submit any proposed sales literature for the Trust or for itself or its affiliates which mentions the Sub-Adviser to the Sub-Adviser for review and approval or disapproval, and the Adviser agrees not to use any such sales literature that has not been approved by the Sub-Adviser.

17.	Amendment of this Agreement. No provision of this Agreement may be changed, discharged or terminated orally, but only by an instrument in writing signed by both parties.

18.

Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to conflict of law principles; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

19.

Compliance Certification. From time to time the Sub-Adviser shall provide such certifications with respect to Rule 38a-1 under the Investment Company Act of 1940, as amended, as are reasonably requested by the Fund or Manager. In addition, the Sub-Adviser will, from time to time, provide a written assessment of its compliance program in conformity with current industry standards that is reasonably acceptable to the Fund to enable the Fund to fulfill its obligations under Rule 38a-1 under the Investment Company Act of 1940, as amended.

20.

Notice. Any notice under this Agreement shall be sufficient in all respects if given in writing and delivered by commercial courier providing proof of delivery and addressed to such other person at an address designated by such party for receipt of such notice.

21.

Severability. Each provision of this Agreement is intended to be severable from the others so that if any provision or term hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remaining provisions and term hereof; provided, however, that the provisions governing payment of the sub-advisory fee described in Section 11 are not severable.

22.

Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

23.	Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties hereto with respect to the subject matter expressly set forth herein.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

INTEGRITY MONEY MANAGEMENT, Inc.

By: ____________________________________
President

J.P. MORGAN INVESTMENT MANAGEMENT Inc.
By: ____________________________________
[Title]